Exhibit 3.7

CERTIFICATE OF FORMATION

OF

ACTUANT HOLDINGS, LLC

*     *     *

This Certificate of Formation of ACTUANT HOLDINGS, LLC (the “Company”), is being executed and filed by the undersigned, as an authorized person, for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.

1. The name of the limited liability company is ACTUANT HOLDINGS, LLC.

2. The Company’s registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The registered agent of the Company for service of process at such address is The Corporation Trust Company.

3. This Certificate of Formation shall become effective as of December 16, 2010.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 16th day of December, 2010.

/s/ Brian R. Singer
Brian R. Singer Authorized Person